FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2005


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                  Canon's Court
                               22 Victoria Street
                                 Hamilton HM 12
                                     Bermuda
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  [X]           Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [_]          No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached  hereto as Exhibit 1 is a copy of a press release  announcing  the
second  quarter  results  of  Nordic  American  Tanker  Shipping   Limited  (the
"Company") dated August 2, 2005.

                                 [company logo]

Nordic American Tanker Shipping Ltd. (NAT) - (NYSE: NAT) Announces 2nd quarter 2005 Results

Hamilton, Bermuda, August 2nd 2005

Nordic American Tanker Shipping Ltd. (the "Company") today announced its result for the second quarter of 2005.


The Board has declared a third quarter 2005 dividend of USD 0.84 per share. In the preceding quarter the dividend was USD 1.15. The dividend will be paid on or about August 26th 2005 to shareholders of record August 10th 2005. As per June 30, 2005 there are 16,644,496 shares in issue. For further financial information please see page three of this message.

The spot market rates for suezmax tankers in the second quarter of 2005 were lower than the rates in the first quarter of 2005. According to the spot assessment of the Imarex Tanker Index, suezmax spot rates were on average USD 32,654 per day during the second quarter of 2005, as against USD 46,947 per day during the first quarter of 2005. No vessel operational down time was incurred during the second quarter of 2005.

The operating cash flow(*) was USD 14.1 million in the second quarter of 2005, compared to USD 13.9 million in the first quarter of 2005. During the second quarter of 2005, we had one vessel operating on fixed rate long-term employment and five vessels in the spot market or on spot market related terms.

In June 2005 the Company announced that it had agreed to acquire a 1998 built double hull suezmax tanker. The vessel, to be renamed Nordic Discovery, is expected to be employed in the spot market after delivery to us in mid-August 2005. Nordic Discovery is the sister vessel of the Nordic Fighter.

For the foreseeable future, the Company's Board intends to continue its policy of maintaining a low debt to equity ratio and of pursuing a full dividend payout policy as in the past.

Another essential part of our strategic platform is expansion of the fleet of high quality double hulled vessels. An objective is that all vessel acquisitions and other projects that we may implement in the future are designed to be accretive to earnings and dividends per share.

It is hard to predict the short term spot tanker rates which may rise from the present level, may remain at the same level or may drop. Whilst we are always faced with uncertainties, the Board holds the view that the general tanker market dynamics are favourable.

Industry analysts indicate that global oil demand may be expected to increase up to 4 million barrels per day from the second quarter 2005 to the fourth quarter 2005 - a development which is expected to impact tanker demand positively during the coming autumn and winter. The seasonal pattern is often that rates may be weaker during late spring and summer than during the autumn and the winter season. Above all, the longer term prospects depend on developments at the macro economic level. The US and the Far East, in particular China, are key players in this regard.

The Company completed the transformation from a financial lease company into an operating company in October 2004. Since then, the fleet of the company has increased from three to seven ships (including the vessel to be delivered in mid-August 2005) all of which are modern double-hulled suezmax crude oil tankers. As of mid-August, we expect to have one vessel operating on fixed rate long-term employment and six vessels in the spot market or on spot market related terms.

The fleet is now:

Name                       Built   Size(DWT)   Employment
----                       -----   ---------   ----------

Gulf Scandic               1997     151,458    long term contract
Nordic Hunter              1997     151,458    spot employment
Nordic Hawk                1997     151,458    spot employment
Nordic Voyager             1997     149,591    spot employment
Nordic Fighter             1998     153,181    spot employment
New acquisition (**)       1998     153,181    to be employed in the spot market
Nordic Freedom             2005     159,500    spot employment

(**) to be delivered and renamed Nordic Discovery in mid-August 2005

During the third quarter of 2005 the Nordic Hawk will be drydocked according to plan which is expected to cause a loss of income that otherwise would have been earned during approximately 20 days. Typically, a vessel is in drydock every 36 to 60 months for classification and general maintenance purposes.

To enhance our financial flexibility we have a revolving credit facility of USD 300 million which is currently unutilized. This credit facility will be replaced by a five year non-retiring fully revolving facility during August 2005. During the term of the facility we can draw down amounts in connection with vessel acquisitions or for general corporate purposes, and shall pay interests only on any drawn amount.

The Company is in a good position to provide for continued accretive growth based upon its unique operating model.

                                      *****

(*) Operating cash flow is a non-GAAP financial term often used by investors to measure financial performance of shipping companies. Operating cash flow represents income before depreciation, amortization expense and certain non-cash administrative charges. Please see the Company's Web-site at www.nat.bm for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.


CONDENSED STATEMENTS OF OPERATION
Amounts In USD '000

                                                        Three Months Ended                               Six Months Ended
                                          ------------------------------------------------       ------------------------------

                                        June 30, 2005       June 30, 2004   March 31,  2005      June 30, 2005    June 30, 2004
                                         (unaudited)                                              (unaudited)
------------------------------------------------------------------------------------------------------------------------------------
NET VOYAGE REVENGE                              18,003          9,442          16,150                34,153           26,810
------------------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Vessel operating expenses                       (2,986)             0          (1,512)               (4,498)               0
Depreciation                                    (4,188)        (1,708)         (2,702)               (6,890)          (3,415)
General and administrative costs                (1,297)          (441)         (4,477)               (5,774)            (716)
------------------------------------------------------------------------------------------------------------------------------------
                                                (8,471)        (2,149)         (8,691)              (17,162)          (4,131)
------------------------------------------------------------------------------------------------------------------------------------
Income from vessel operation                     9,532           7,293          7,459                16,991           22,679
------------------------------------------------------------------------------------------------------------------------------------

OTHER ITEMS
Interest income                                    233             15             328                   561               27
Interest expense                                  (325)          (438)           (331)                 (656)            (882)
------------------------------------------------------------------------------------------------------------------------------------
                                                   (92)          (423)             (3)                  (95)            (855)
------------------------------------------------------------------------------------------------------------------------------------

NET INCOME                                       9,440          6,870           7,456                16,896           21,824
Earnings per average number of shares             0.57            0.71           0.53                  1.10             2.25
Weighted average number of shares           16,644,496       9,706,606     14,020,761             5,339,877        9,706,606
------------------------------------------------------------------------------------------------------------------------------------
Common shares outstanding                   16,644,496       9,706,606     16,644,496            16,644,496        9,706,606
------------------------------------------------------------------------------------------------------------------------------------



CONDENSED BALANCE SHEETS                    June 30, 2005      June 30, 2004    December 31, 2004
                                             (unaudited)
--------------------------------------------------------------------------------------------------
Cash deposits                                     18,310             681             30,732
Other assets                                       9,975           5,848              6,170
Vessels                                          337,401         124,666            187,301
--------------------------------------------------------------------------------------------------
Total Assets                                     365,686         131,195            224,203
--------------------------------------------------------------------------------------------------

Accounts payables and accrued liabilities          1,087             177              2,335
Long-term debt                                         0          30,000                  0
--------------------------------------------------------------------------------------------------
Shareholders' equity                             364,599         101,018            221,868
--------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity       365,686         131,195            224,203
--------------------------------------------------------------------------------------------------



CONDENSED STATEMENTS OF CASH FLOW

                                                               Six months ended                  Twelve Months Ended
                                                         -------------------------------        --------------------
                                                          June 30, 2005   June 30, 2004         December 31, 2004
                                                           (unaudited)
---------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
---------------------------------------------------------------------------------------------------------------------
Net cash from Operating Activities                            22,911         27,779                  62,817
FINANCING ACTIVITIES
Net proceeds from sale of Common Stock                       161,967              0                 112,138
Repayment of debt                                                  0              0                 (30,000)
Loan facility costs                                                0              0                  (1,456)
Dividends paid                                               (40,311)       (27,664)                (47,196)
---------------------------------------------------------------------------------------------------------------------
Net Cash provided by (used for) Financing Activities         121,656        (27,664)                 33,486
---------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES                                        (156,989)             0                 (66,137)
Investment in Vessels
---------------------------------------------------------------------------------------------------------------------
Net cash used by Investing activities                       (156,989)             0                 (66,137)
Net Increase in Cash and Cash Equivalents                    (12,422)           115                  30,166
Beginning Cash and Cash Equivalents                           30,732            566                     566
---------------------------------------------------------------------------------------------------------------------
Ending Cash and Cash Equivalents                              18,310            681                  30,732
---------------------------------------------------------------------------------------------------------------------

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement and our Annual Report on Form 20-F.


Contacts:            Scandic American Shipping Ltd.
                     Manager for:
                     Nordic American Tanker Shipping Ltd.
                     P.O Box 56, 3201 Sandefjord, Norway
                     Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

                     Web-site:  www.nat.bm
                     Rolf Amundsen
                     Chief Financial Officer
                     Nordic American Tanker Shipping Ltd.
                     Tel: +1 800 601 9079 or + 47 908 26 906
                     Gary Wolfe
                     Seward & Kissel LLP, New York, USA
                     Tel: +1 212  574 1223

                     Herbj0rn Hansson
                     Chairman & CEO
                     Nordic American Tanker Shipping Ltd.
                     Tel:  +1 866 805 9504 or + 47 901 46 291

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  August 3, 2005                By: /s/ Herbjorn Hansson
                                         ----------------------------
                                              Herbjorn Hansson
                                              Chairman, Chief Executive Officer
                                              and President




01318.0002 #591620